SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2007
(Rio de Janeiro – May 11 2007) – PETRÓLEO BRASILEIRO S.A. – Petrobras announced today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

Petrobras posted a consolidated net income of R$ 4.131 million in the first quarter of 2007. Consolidated net operating revenues totaled R$ 38.894 million, 8% higher than in the 1Q-2006 (R$ 35.886 million). At the close of the quarter, the Company’s market capitalization stood at R$ 215.666 million.

* Operating profit, before Financial Result

On a consolidated basis, Petrobras invested a total of R$ 8.300 million during the first quarter, up 40% from the same period a year ago. In line with the 2007-2011 Business Plan, most of the spending was used to expand future oil and natural gas production in Brazil (R$ 3.986 million) and abroad (R$1.737 million). Operating cash flow as measured by EBITDA amounted to R$ 10.993 million, ensuring sufficient resources to cover the Company’s investments.

  Domestic oil and NGL production averaged 1.800 thousand barrels/day, of which 83% was produced from the Campos Basin (1.487 thousand barrels/day), representing an increase of 3% from 1Q-2006 due to the operational start-up of the platforms P-50 (East Albacora), in April/2006, FPSO-Capixaba (Golfinho) in May/2006, P-34 (Jubarte) in December/2006 and FPSO- Cidade do Rio de Janeiro (Espadarte) in January/2007.These new platforms more than offset the natural decline in output from certain mature fields, particularly the Marlim field.

  Despite the improved operating performance, consolidated net income of R$ 4.131 million was 38% lower than in the 1Q-2006, primarily as a result of a non- recurring operating expense of R$ 1.040 million caused by amending benefits due under Petros, the company’s pension plan. Other contributing factors included the fall in average prices of crude oil and petroleum products in Brazil and abroad, in line with the decline in international oil prices, and by the increase in average selling costs, keeping in mind that during 1Q 2006 costs were positively affected by sales from inventory acquired at lower costs during the last quarter of 2005.

  The favorable trade balance for Petrobras, based on the positive difference between exports and imports, was highlighted by the increase in oil exports.
  The consolidated net debt of Petrobras ended 1Q-2007 at R$ 23.955 million, 28% higher than the R$18.776 million reported on December 31, 2006, reflecting the reduction in cash and cash equivalents caused by the payment of interest own capital.

  Value added by the Petrobras System totaled R$28.338 million, 9% from the year earlier period, R$ 16.638 million of which went to government take and federal, state, and municipal taxes, R$ 3.524 million to suppliers and financial institutions for financial charges, rent and charters, R$ 4.607 million to shareholders and R$ 3.569million to salaries, benefits and charges.

This document is divided into 5 topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	04	Financial Statements	36
Operating Performance	09
Financial Statements	22
Appendices	31

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders,

The first quarter of 2007 was one period of consolidation and challenges, during which we faced, and continue to face, headwinds and adversity. Despite these problems, the Company has demonstrated its ability to adapt and to overcome challenges, as witnessed by our excellent quarterly operating result.

The first quarter is normally marked by a strong seasonal downturn in fuel consumption due to the lower number of calendar and business days in our main market, Brazil.

Additionally our technical team has been confronted with challenges in its upstream operations, as well as in the commercial and corporate areas. In our upstream activities, we are doing everything possible to minimize delays in the delivery of new production units, which unfortunately have slowed output growth in the short term. We are also facing difficulties related to the geology of the Golfinho reserve in Espírito Santo and high acidity levels in the output from the Albacora Leste field.

In the commercial area, we are concentrating our efforts on overcoming the problems in Bolivia and maintaining a secure supply of natural gas from that country.

Our corporate results during the quarter were affected by the appreciation of the Real and its impact on the net financial results. In addition we recognized some one time costs that should prove beneficial to the Company over the long term, such as the premium paid to investors as an incentive to exchange short term high coupon bonds for longer bonds with a lower coupon, and the increase in operating expenses generated by the financial incentive paid to Petros Plan participants (in exchange for amending the Plan).

Thus we began the year 2007 with great challenges, but also with a list of accomplishments, as we solidified our position in the markets where we operated, and completed strategic operations transactions designed to sustain the level of growth and accomplishments of recent years.

In this context, I draw particular attention to our joint acquisition of Grupo Ipiranga’s shares, which, in line with our strategic plan, will increase the value of our petrochemical holdings by contributing to the consolidation of the Southern Petrochemical Complex. It will also consolidate our position in the distribution sector, strengthening our hold in the North/Northeast and Midwest, as well as give us a share in the refining operations of Refinaria de Petróleo Ipiranga.

In exploration and production, despite the production difficulties mentioned above, the year began on a high note with the discovery of saturated light oil reserves with excellent productivity, located under a thick salt layer along the Espírito Santo coastline. This discovery has extended the productive horizon of the Caxaréu Basin, whose commercial potential was reported to the ANP in December 2006.

FPSO Cidade do Rio de Janeiro was installed and began producing during the quarter. Located offshore in the Espadarte Field in the Campos Basin, the platform has a daily production capacity of up to 100 thousand barrels of oil and 2.5 million cubic meters of natural gas. This new platform will help us to fulfill our key strategy of continuing to expand our production.

On the international front, we initiated production from two wells in the Cottonwood field, in the Gulf of Mexico. As a result, Cottonwood has become our biggest productive field in the United States, with daily output of 25 thousand BOE.

In the corporate area, we achieved our goal of 2/3’s adherence to the amended regulations of the PETROS Pension Plan. The implementation of these amendments will increase the transparency of the Company’s obligations to PETROS and their approval will also lead to the conclusion of agreements with union representatives aimed at settling and terminating all pending legal disputes related to the Petrobras System’s supplementary pension plan.

In the first quarter, we posted a consolidated net income of R$ 4.131 million. Net operating income amounted to R$ 38.894 million, 8% up year-on-year and the Company’s market capitalization stood at R$ 215.666 million at the end of the period.

In conclusion, I would like to re-emphasize our willingness, desire, and technical capacities, to overcome the challenges of today. We will do so in a sustainable manner, focusing on profitability and social and environmental responsibility. As a company, we will continue striving to make these concepts an integral part of our daily activities. We are fully confident in our ability to succeed during a period that is undoubtedly challenging, but which is also marked by unquestionable progress and new opportunities.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated net income of R$ 4.131 million, 38% lower than the 1Q-2006.

R$ million
		First Quarter

4Q - 2006		2007	2006	Δ %

53.156	Gross Operating Revenue	50.127	46.768	7
41.041	Net Operating Revenue	38.894	35.886	8
7.460	Operating Profit (1)	8.582	12.010	(29)
(72)	Financial Result	(950)	(444)	114
5.200	Net Income	4.131	6.675	(38)
1,19	Net Income per Share	0,94	1,52	(38)
230.372	Market Value (Parent Company)	215.666	197.995	9
35	Gross Margin (%)	39	45	(6)
18	Operating Margin (%)	22	33	(11)
13	Net Margin (%)	11	19	(8)
10.225	EBITDA – R$ million(2)	10.993	14.113	(22)

	Financial and Economic Indicators
59,68	Brent (US$/bbl)	57,75	61,75	(6)
2,1517	US Dollar Average Price - Sale (R$)	2,1082	2,1944	(4)
2,1380	US Dollar Last Price - Sale (R$)	2,0504	2,1724	(6)
(1) Operating profit before the financial result, the balance equity, and taxes.
(2) Operating profit before the financial result, equity result + depreciation/amortization.

R$ million
		First Quarter

4Q - 2006		2007	2006	Δ %

7.408	Operating Income as per Brazilian Corporate Law	7.548	11.140	(32)
72	(-) Financial Result	950	444	114
(20)	(-) Equity Income Result	84	426	(80)

7.460	Operating Profit	8.582	12.010	(29)
2.765	Depreciation & Amortization	2.411	2.103	15

10.225	EBITDA	10.993	14.113	(22)

25	EBITDA Margin (%)	28	39	(28)

The reduction in net income for 1Q-2007 as compared to 1Q-2006 was primarily due to the decline in average prices for crude oil and petroleum products in Brazil and abroad, influenced by the fall in international oil prices. Below is a breakdown of the factors leading to the reduction in net income:

• A R$ 977 million reduction in gross profit:

	Changes
	2007 X 2006
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - Effect of Volumes Sold	53	(78)	(25)
- Effect of Prices	(182)	-	(182)
. Intl. Market: - Effect of Export Volumes	697	(310)	387
- Effect of Export Price	(839)	-	(839)
. Decrease in expenses: (*)	-	(243)	(243)
. Increase in Profitability of Distribution Segment	560	(503)	57
. Increase (Decrease) in operations of commercialization abroad	584	(608)	(24)
. Increase (Decrease) in international sales	2.049	(2.264)	(215)
. FX effect on controlled companies abroad	(223)	162	(61)
. Other	309	(141)	168

	3.008	(3.985)	(977)

(*) Expenses Composition:	Value
- Domestic Government Take	484
- Materials, Services and Depreciation	(338)
- Import of gas, crude oil and oil products	(237)
- Salaries, Perquisites and Benefits	(148)
- Transportation: Maritime and Pipelines	(39)
- Third-Party Services	35

(243)

**   CIF Values.
*** Expenditures with cables, terminals and pipelines.

• An increase in the following expenses:

• General and administrative expenses (R$ 455 million) expenses from salaries, bonuses and benefits in Brazil (R$ 109 million) and abroad (R$ 29 million) and greater expenditure on third-party services (R$ 115 million), especially IT and consulting support services; personnel training and development programs (R$ 42 million); new companies abroad (R$ 16 million); and leasing, rent and travel (R$ 25 million);

• Exploratory costs (R$ 345 million), particularly those incurred abroad (R$ 235 million);

• Costs with technological research and development (R$ 134 million), primarily to comply with ANP regulations (R$ 116 million);

• Other operating expenses (R$ 1.416 million), largely as a result of amendments to the Petros Plan regulations (R$ 1.040 million), advertising and marketing (R$ 85 million) and the Ibiritermo, Termobahia and Três Lagoas thermoelectric plants being idled(R$ 86 million).

• A negative impact of R$ 506 million on the net financial result, due to:

• Losses from monetary and exchange variations (R$ 1.006 million), given the higher credit balances denominated in U.S. dollars, partially offset by the lower appreciation of the Real in 2007 (R$ 570 million), and the non-recurring adjustment of the exchange variation in the 1Q-2006, totaling R$ 321 million;

• The premium paid to investors in the bond exchange, which occurred in February/2007 (R$ 112 million).

These negative impacts were partially offset by the following:

• Higher returns from domestic financial investments (R$ 269 million), resulting from the reduction in the dollar-denominated portion and the lower appreciation of the Real (4.10% in the 1Q-2007, versus 7.19% in the 1Q-2006);

• The reduction in financial expenses (R$ 149 million), due to lower debt and reduced margins;

The above effects were offset by the following factors:

• An increase in equity income (R$ 342 million), primarily due to reduced foreign exchange losses on the conversion of foreign subsidiaries’ shareholders equity, in turn due to the lower appreciation of the Real against the dollar in 1Q-2007 in comparison to 1Q-2006.

• An improved non-operating result (R$ 120 million) due to the sale of investments abroad and gains from changes in shareholding positions (R$ 35 million), plus the losses in 2006 from the write-off of receivables related to the loss of the P-36 platform (R$ 60 million);

Net income for 1Q-2007 (R$ 4.131 million) was 21% below the R$ 5.200 million reported in 4Q-2006.  The gross margin increased from the prior quarter, primarily due to the reduction in the government take, and import costs.  The increased gross margin, however, was more than offset by the non-recurring expense from the financial incentive paid to the pension plan participants, the impact of the exchange variation on the financial result, and the increase in the marginal tax rate relative to the fiscal benefit from interest on own capital declared in the 4Q-2006.  Below is a breakdown of the differences between 1Q-2007 and 4Q-2006:

• R$ 920 million increase in gross profit:

Changes 1Q-2007 X 4Q-2006 MAIN INFLUENCES
	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - Effect of Volumes Sold	(1.901)	1.196	(705)
- Effect of Prices	(156)	-	(156)
. Intl. Market: - Effect of Export Volumes	(750)	382	(368)
- Effect of Export Price	117	-	117
. Increase / Decrease in expenses: (*)	-	1.607	1.607
. Increase / Decrease in Profitability of Distribution Segment	169	(145)	24
. Increase / Decrease in operations of commercialization abroad	(431)	452	21
. Increase / Decrease in international sales	(81)	135	54
. FX effect on controlled companies abroad	90	(68)	22
. Other	796	(492)	304

	(2.147)	3.067	920

(*) Expenses Composition:	Value
- Import of gas, crude oil and oil products**	1.316
- Domestic Government Take	660
- Materials, Services and Depreciation	(149)
- Salaries, Perquisites and Benefits	(99)
- Third-Party Services	(86)
- Transportation: Maritime and Pipelines ***	(35)

1.607

** CIF Value.
*** Expenditures with cables, terminals, and pipelines.

• A reduction in operating expenses (R$ 201 million) versus 4Q 2006 due to:

• Lower exploratory costs (R$ 163 million) when compared to the write-off from dry holes in the 4Q-2006 (R$ 125 million);

• Reduced selling expenses (R$ 135 million), most notably in the distribution and international segments;

• A decline in R&D expenses (R$ 97 million), especially from the adjustment to provisions for research and development expenses in compliance with ANP regulations (R$ 112 million) undertaken by CENPES (Petrobras Research Center);

• These decreases were offset by the increase in other operating expenses (R$ 416 million), largely as a result of the financial incentive paid to Petros Plan affiliates in exchange for accepting the amendments to the regulations (R$ 1.040 million), offset by reduced expenses on institutional relations and cultural projects (R$ 219 million).

• An increase of R$ 878 million versus 4Q 2006 for the net financial result, due to:

• Losses from monetary and exchange variations (R$ 581 million), given the higher appreciation of the Real (4.10% in the 1Q-2007, versus 1.66% in the 4Q-2006) and the monetary restatement of 2006 dividend payable;

• The premium paid to investors in the bond exchange that occurred in February/07 (R$ 112 million);

• Lower returns from financial investments (R$ 47 million), in Reais, due to the reduction in exchange gains and yields from Brazilian government bonds.

• Increase in income tax and social contribution (R$ 1.402 million), in contrast to the fiscal benefit from the interest on own capital payment declared in the 4Q-2006 (R$ 671 million).

PETROBRAS SYSTEM	Operational Performance

Physical Indicators

		First Quarter

4Q - 2006		2007	2006	Δ %

Exploration & Production - Thousand bpd/day
	Domestic Production
1.823	Oil and LNG	1.800	1.751	3
277	Natural Gas (1)	274	270	1
2.100	Total	2.074	2.021	3
	Consolidated - International Production
115	Oil and LNG	111	158	(30)
97	Natural Gas (1)	103	99	4
212	Total	214	257	(17)
22	Non Consolidated - Internacional Production (2)	17	-

234	Total International Production	231	257	(10)

2.334	Total production	2.305	2.278	1

(1)Does not include liquified gas and includes re-injected gas
(2)Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
408	Crude oil imports	340	344	(1)
132	Oil products imports	97	115	(16)

540	Import of crude oil and oil products	437	459	(5)

454	Crude oil exports	377	262	44
215	Oil products exports	247	270	(9)

669	Export of crude oil and oil products (3)	624	532	17

129	Net exports (imports) crude oil and oil products	187	73	156

162	Import of gas and others	146	148	(1)
4	Others Exports	(3) 1	2	(58)
1.900	Output of oil products	2.041	1.916	7
1.696	• Brazil	1.781	1.812	(2)
204	• International	260	104	150
2.227	Primary Processed Installed Capacity	2.227	2.115	5
1.986	• Brazil(4)	1.986	1.986	-
241	• International	241	129	87
	Use of Installed Capacity (%)
85	• Brazil	90	91	(1)
84	• International	85	80	5
78	Domestic crude as % of total feedstock processed	77	81	(4)
(3) Volumes of oil and oil products exports include ongoing exports
(4) As per ownership recognized by the ANP

Sales Volume - Thousand bpd
1.711	Total Oil Products	1.652	1.623	2
42	Alcohol, Nitrogens and others	47	42	12
252	Natural Gas	226	232	(3)

2.005	Total domestic market	1.925	1.897	1
672	Exports	625	534	17
603	International Sales	670	438	53

1.275	Total international market	1.295	972	33

3.280	Total	3.220	2.869	12

Prices and Costs Indicators

		First Quarter

4Q - 2006		2007	2006	Δ %

Average Oil Products Realization Prices
152,10	Domestic Market (R$/bbl)	150,97	153,79	(2)

Average sales price - US$ per bbl
	Brazil
48,70	Crude Oil (US$/bbl)(5)	47,79	53,69	(11)
15,85	Natural Gas (US$/bbl) (6)	32,71	15,53	111
	International
43,22	Crude Oil (US$/bbl)	42,41	38,47	10
14,30	Natural Gas (US$/bbl)	14,48	11,50	26

(5) Average of the exports and the internal transfer prices from E&P to Supply

(6) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as one of the variables.

Cost - US$/barrel

	Lifting cost:
	• Brazil
7,24	• • without government participation	7,20	6,32	14
17,59	• • with government participation(8)	16,24	17,34	(6)
4,36	• International	3,89	2,96	31
	Refining cost
2,71	• Brazil (7)	2,54	1,90	34
2,08	• International	2,42	1,57	54
630	Corporate Overhead (US$ million) Holding Company (7)	549	427	29

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q06 Report.
(8) Lifting cost with government take had its historical series adjusted, retroactive to 2002, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participation.

Cost - R$/barrel

	Lifting cost
	• Brazil
15,46	• • without government participation	15,20	13,84	10
37,75	• • with government participation(8)	34,12	37,02	(8)
	Refining cost
5,84	• Brazil (7)	5,36	4,19	28

Exploration and Production – thousand barrels/day

Domestic oil and NGL production increased by 3% versus 1Q-2006 due to the operational start-up of the platforms P-50 (Albacora Leste), in April 2006, FPSO-Capixaba (Golfinho), in May 2006, P-34 (Jubarte), in December 2006, and FPSO-Cidade do Rio de Janeiro (Espadarte), in January 2007.

Domestic oil and NGL production dipped by 1% in 1Q-2007 versus 4Q-2006, due to the scheduled maintenance stoppage in the P-37 platform (Marlim field) in January.

Consolidated international oil production dropped 30% when compared to 1Q-2006 due to loss participation in Venezuela’s operations as a result of the contractual shift from an operating agreement to a joint venture agreement, in which the Venezuelan government assumed a controlling interest through PDVSA. Consolidated gas production declined by 4% year-on-year, due to the resumption of normal production in the United States, which was adversely affected in 2006 by hurricanes Rita and Katrina.

Consolidated international oil production fell by 3% as compared to the 4Q-2006 due to the interruption of operations in Ecuador caused by popular unrest. Consolidated gas production increase 6% quarter-over-quarter as a result of increased demand for Bolivian gas in Argentina and the operational start-up of the Cottonwood field in the United States.

Refining, Transportation and Supply – thousand barrels/day

The volume of processed crude in domestic refineries during the quarter (primary processing) dipped 1% versus the same period one year earlier, due to scheduled maintenance stoppages in the Replan and Reman refineries and the cleaning of furnaces.

In comparison with 4Q-2006, which had a higher number of maintenance stoppages, domestic processed crude increased by 4%.

Processed crude in the overseas refineries (primary processing) jumped by 100% versus 1Q-2006, due to the inclusion of the Pasadena Refinery (USA) as of October/06 and the increase in Argentine refining capacity.

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 1%, due to the scheduled maintenance stoppages in Bolivia and the United States, offset by the return to regular operations in the Argentina refinery, as a result of stoppage to increase the implementation of the installed capacity during 4Q-2006.

Costs

Lifting Cost (US$/barrel)

The unit lifting cost in Brazil, excluding government take, increased by 14% in relation to 1Q-2006. Excluding the impact of the 4% appreciation of the Real on lifting costs denominated in Reais, unit lifting costs climbed 11%. The upturn was due to increased expenditure on interventions in wells, preventive and corrective maintenance and the chartering costs of drilling and associated support ships; higher personnel expenses due to wage hikes and the increase in the workforce; and the higher unitary costs of new platforms FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), which are expected to trend down as they utilize their full capacity.

In comparison with 4Q-2006, the unit domestic lifting cost, excluding government take, decreased by 1% because of less use of repair materials for well intervention and equipment replacement, partially offset by decrease in production due to programmed stoppages in the period.

Including government take, lifting costs fell by 6% over the 1Q-2006 due to the decline in the reference price used to assess government take (tied to the international price), and the lower tax bracket used to calculate Special Participation, particularly in the Marlim and Marlim Sul fields, caused by reduced production related to natural declines, as well as January’s scheduled maintenance stoppage in the P-37 platform.

Including government take, the domestic unit lifting cost dropped by 8% over 4Q-2006, once again due to the decline in the domestic oil reference price (in line with international prices), as well as reduced output from the Marlim field, as a result of the scheduled maintenance stoppage in the P-37 platform, which reduced the tax rate used to assess Special Participation.

The international unit lifting cost increased by 31% in comparison with 1Q-2006, due to increased expenditure in the United States following the return to normal operations which had been affected by hurricanes Rita e Katrina in 2006; the operational start-up of the Cottonwood field in February/07; and higher expenditure in Angola on restructuring, maintenance of the facilities and recovery of mature wells.

The international unit lifting cost decreased by 11% in 1Q-2007 versus the prior three months, due to reduced expenditure on well repairs in Argentina, as well as on restructuring, maintenance of the facilities and the recovery wells.

Refining Cost (US$/Barrel)

Domestic unit refining costs moved up 34% as compared to the prior year’s first quarter, due to increased operating expenses reflecting the investments to adapt the refineries for heavy oil processing as well as improve the fuel quality to meet more stringent environmental requirements. Additionally, cost increased as a result of the larger number of scheduled maintenance stoppages. Excluding the impact of the 4% appreciation of the Real on Real-denominated refining costs, these costs climbed by 29%.

In relation to 4Q-2006, the unit refining cost fell by 6%, due to reduced personnel expenses (salaries, bonuses and benefits) caused by the recognition of retroactive wage increase granted by the collective bargaining agreement in the prior quarter.

Average unit international refining costs climbed 54% over the first quarter of 2006, due to the inclusion of the Pasadena Refinery (USA). Excluding this impact, refining costs would have fallen by 8%, due to the 9% increase in production.

Average unit international refining costs increased by 16% quarter-over-quarter, due to the maintenance stoppage and the higher cost of materials in the United States.

Corporate Overhead – Parent Company (US$ million)

In comparison with 1Q-2006, corporate overhead climbed by 29% in 1Q-2007, reflecting the growth and increased complexity of the Company’s operations. Excluding the impact of the 4% appreciation of the Real (given that all such costs are denominated in Reais), the corporate overhead increased 25% year-on-year due to higher expenses from specialized technical services, sponsorships, marketing and advertising, and increases in salaries, bonuses and benefits as a result of the collective bargaining agreements and larger workforce.

Corporate overhead fell by 13% over the previous quarter, primarily due to higher expenses from cultural sponsorships in 4Q-2006, including those benefiting from the Rouanet Law, and donations to the FIA (Childhood and Adolescence Fund).

Sales Volume – Thousand Barrels/day

Domestic sales volume in 1Q-2007 was up 1,5% versus 1Q-2006, led by fuel oil, LPG and aviation fuel, reflecting higher demand from the manufacturing industry and thermoelectric power plants, population growth, increased earnings among the less favored income groups, the expansion of tourism and GDP growth.

Gasoline volume recorded an increase, triggered by the reduction in the anhydrous alcohol ratio in type “C” gasoline and the increase in consumer income. Diesel sales declined, due to the start-up of thermoelectric plants powered by fuel oil, as well as exceptionally heavy rainfall which reduced transport levels, in turn reducing the level of operations in agricultural, mining and construction machinery.

Export volumes rose by 17%, as a result of increased production and the reduced share of domestic oil production in total processed throughput.

International sales volume climbed by 53% due to the inclusion of the Pasadena Refinery’s operations in October/06, the increase in US output and commercial operations abroad, partially offset by the deconsolidation of operations in Venezuela.

Decrease in the oil products sales when compared with 4Q06, mainly diesel, LPG and gasoline due to the seasonality effect and the distribution companies’ high level inventories.

Especially about diesel the usual decrease because of seasonality was exceptionally caused by reduced activity level in industry and agriculture operations given the remarkably heavy rainfall period and substitution from diesel to fuel oil in the Manaus thermo-plants operations.

The natural gas sales volumes decline because of lower sales for thermoelectric power stations and, in lower level, of gas for other utilities, due to the seasonality.

Result by Business Area R$ million (1)
		First Quarter

4Q-2006		2007	2006	Δ%

4.640	EXPLORATION & PRODUCTION	5.096	6.774	(25)
1.462	SUPPLY	2.144	2.000	7
(307)	GAS AND ENERGY	(314)	(78)	303
130	DISTRIBUTION	189	163	16
(247)	INTERNATIONAL (2)	(259)	236	(210)
(798)	CORPORATE	(2.616)	(1.862)	40
320	ELIMINATIONS AND ADJUSTMENT	(109)	(558)	(80)

5.200	CONSOLIDATED NET INCOME	4.131	6.675	(38)

(1) Comments on the results by business area begin on page 16 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods is influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported by business area, taking into account the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

E&P: Net income from Exploration and Production totaled R$ 5,096 million in 1Q-2007, down 25% from the first three months of 2006 (R$ 6,774 million), due to the following factors:

      • A R$ 1,904 million reduction in gross profit, due to the decline in average domestic oil prices, partially offset by the 3% upturn in oil and NGL output, lower production costs and higher average transfer prices for natural gas;

      • Expenses of R$ 220 million, comprised of financial incentives to pension plan participants in exchange for accepting amendments to the plan’s regulations.

The spread between the average domestic oil price and the average Brent price widened from US$ 8.07/bbl in 1Q-2006 to US$ 9.96/bbl in 1Q-2007.

In comparison with the previous quarter, net income increased 10% during 1Q-2007 due to lower production costs and higher average transfer prices for natural gas, partially offset by the reduction in oil and NGL output triggered by the scheduled maintenance stoppage in P-37 and the lower average sale/transfer prices for domestic oil.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 10.98/bbl in 4Q-2006 to US$ 9.96/bbl in 1Q-2007.

SUPPLY: The Supply segment recorded a net income of R$ 2,144 million in 1Q-2007, up 7% from the R$ 2,000 million registered during the same period of 2006, reflecting the reduction in the average price of oil acquired, lower prices for oil product imports associated with the 4% appreciation of the Real, and the lower cost of heavy oils, partially offset by:

      • A 2% decline in the average domestic sale price of basic oil products;

      • A 9% reduction in oil product export volumes;

      • The sale of inventories in 1Q-2006 that had been acquired at a lower cost at the end of 2005.

The increase in other operating expenses was primarily due to expenses of R$ 129 million from the financial incentive to pension plan participants in exchange for their acceptance of the amendments to the regulations.

In comparison with 4Q-2006, net income increased by 47% during the quarter due to the reduction in the oil acquisition/transfer cost, and the sale, in 4Q-2006, of inventories acquired at a higher cost, partially offset by the 3% decline in domestic oil product sales volume and the narrower spread between heavy and light oils.

GAS AND ENERGY: Gas and Energy recorded a loss of R$ 314 million (versus a loss of R$ 78 million in 1Q-2006), generated by the increase in the average domestic transfer cost for natural gas, partially offset by the improvement in the energy sales margin due to the lower energy acquisition cost, in turn caused by the rise in the reservoir levels of Brazil’s hydro plants.

The comparison with the previous quarter was less marked (net loss of R$ 314 million versus a loss of R$ 307 million in 4Q-2006). The difference was the result of:

• The increase in the average transfer cost of domestic natural gas;

• The 10% reduction in natural gas sales volume.

These effects were partially offset by the increase in energy sales volume and the wider sales margin, resulting from lower acquisition costs of electricity.

DISTRIBUTION: The Distribution segment posted a first-quarter net income of R$ 189 million, 16% more than the R$ 163 million declared in 1Q-2006, pushed by the 11% upturn in sales volume.

According to the new criterion, which revised market volume for ethanol, the market share of the fuel distribution business was 33.9% against 31.6% in 1Q06 (equivalent to 32.7% based on the previous criterion).

Net income increased by 45% over 4Q-2006 due to the wider sales margin. This effect was partially offset by a 4% drop in sales volume, reflecting the smaller number of days in comparison with the final three months of 2006, and the decline in the segment’s share of the fuel distribution market from 35.1%, in the 4Q-2006, to 33.9% .

The reduction in selling expenses also contributed to the 1Q-2007 improvement.

INTERNATIONAL: The International segment generated a net loss during the first-quarter 2007 of R$ 259 million, versus net income of R$ 236 million in 1Q-2006.

This reversal was primarily due to:

• A R$ 273 million decrease in gross profit caused by:
     i) The reduced income from Venezuelan operations;
     ii) the increase in government take in Bolivia;
     iii) the decline in international oil prices;
     iv) the impact of the 6% appreciation of the Real against the US dollar on the financial statement currency conversion process.

• A R$ 235 million increase in exploration and drilling expenses from the acquisition of seismic data in Turkey, Angola and United States.

The first-quarter loss of R$ 259 million was very close to the R$ 247 million loss reported in the 4Q-2006.

CORPORATE: Corporate activities generated a loss of R$ 2,616 million in 1Q-2007, versus a loss of R$ 1,862 million in 1Q-2006, as a result of:

• Expenses of R$ 632 million as financial incentive to pension plan participants in exchange for their acceptance of the amended plan;

• The R$ 506 million increase in net financial expenses, as detailed on page 6;

• The R$ 190 million increase in G&A expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement.

These effects were partially offset by the reduction in foreign exchange losses from the conversion of equity investments abroad due to the lower appreciation of the Real in relation to 1Q-2006;

The variation between 1Q2007 and 4Q-2006 quarter was even larger (loss of R$ 2,616 million, versus a loss of R$ 798 million in 4Q-2006) mainly due to:

• The R$ 878 million increase in net financial expenses (see page 8);

• Expenses of R$ 632 million from the financial incentive to pension plan participants in exchange for their acceptance of the amended plan;

• The higher tax burden caused by the non-recurrence of the fiscal benefit from provisioning of interest on equity, which totaled R$ 671 million in 4Q-2006.

These effects were partially offset by reduced expenses from institutional relations and cultural projects (R$ 161 million).

Consolidated Debt

	R$ million

	03.31.2007	12.31.2006	Δ %
Short-term Debt (1)	11.879	13.074	(9)
Long-term Debt (1)	32.539	33.531	(3)

Total	44.418	46.605	(5)
Net Debt (2)	23.955	18.776	28
Net Debt/(Net Debt + Shareholder's Equity) (1)	19%	16%	3
Total Net Liabilities (1) (3)	189.368	185.249	2
Capital Structure
(Third Parties Net / Total Liabilities Net)	46%	47%	(1)

(1) Includes debt from leasing contracts (R$ 2.259 million 3.31.2007 and R$ 2.540 million on 12.31.2006) .
(2) Total debts – cash and cash equivalents
(3) Total liabilities net of cash/financial investments.

The net debt of the Petrobras System totaled R$ 23.955 million on March 31, 2007, up 28% from December 31, 2006, due to the reduction in cash and cash equivalents caused by the payment of dividends and interest on equity in 1Q-2007.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0,37 on December 31, 2006 to 0,54 on March 31, 2007. The portion of the capital structure represented by third parties was 46%, down 1 percentage point from the close of 2006.

Total Gross Debt
03.31.2007
Leasing CP
1%
Short Term Financing
26%
Long Term Financing
69%
Leasing LP
4%
by index
up to 6%
32%
from 6 to 8%
32%
5%
10%
21%
Others
from 10 to 12%
From 8 to 10%
by currency
Dollar
77%
Yen
4%
Others
4%
Reais
15%
by category
"Notes"
28%
Debentures
10%
BNDES
13%
Others
6%
Financial Institutionbs
by index type
Fixed
41%
59%
Floating
by maturity
2008
12%
2009
19%
15%
2010
9%
2011
10%
2012
35%
After 2012
Gross Debt - R$ million
23.955
20.463
18.776
27.829
Cash/Cash Equivalents
Net Debt
03.31.2007
12.31.2006

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds or by structuring ventures with strategic partners. On March 31, 2007, total investments amounted to R$ 8.300 million, an increase of 40% from the same period of 2006.

R$ million
		First Quarter
	2007	%	2006	%	Δ %
• Own Investments	7.385	88	5.386	91	37

Exploration & Production	3.986	48	3.359	57	19
Supply	1.040	12	799	13	30
Gas and Energy	197	2	149	3	32
International	1.922	23	703	12	173
Distribution	107	1	138	2	(22)
Corporate	133	2	238	4	(44)

• Special Purpose Companies (SPCs)	861	11	494	8	74

• Ventures under Negotiation	54	1	33	1	64

• Structured Projects	-	-	1	-	-

Exploration & Production	-	-	1	-	(100)

Total Investments	8.300	100	5.914	100	40

R$ million
		First Quarter
	2007	%	2006	%	Δ %
International
Exploration & Production	1.737	90	578	82	201
Supply	88	5	57	8	54
Gas and Energy	49	2	15	2	227
Distribution	15	1	6	1	150
Other	33	2	47	7	(30)

Total Investments	1.922	100	703	100	173

R$ million
			First Quarter
	2007	%	2006	%	Δ %
Projects Developed by SPCs
Marlim Leste	285	33	219	44	30
PDET Off Shore	77	9	13	3	492
Barracuda and Caratinga	-	-	8	2	(100)
Malhas	199	23	129	26	54
Gasene	69	8	68	14	-
EVM	-	-	30	6	-
CDMPI	37	4	-	-	-
Mexilhão	90	11	-	-	-
Amazônia	104	12	27	5	285

Total Investments	861	100	494	100	74

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 82 consortiums. These ventures will require total investments of around US 8,764 million by the end of the present year.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
		First Quarter

4Q-2006		2007	2006

53.156	Gross Operating Revenues	50.127	46.768
(12.115)	Sales Deductions	(11.233)	(10.882)

41.041	Net Operating Revenues	38.894	35.886
(26.696)	Cost of Goods Sold	(23.629)	(19.644)

14.345	Gross profit	15.265	16.242
	Operating Expenses
(1.550)	Sales	(1.415)	(1.342)
(1.728)	General and Administratives	(1.641)	(1.186)
(818)	Cost of Prospecting, Drilling & Lifting	(655)	(310)
(45)	Losses on recovery of assets	-	-
(473)	Research & Development	(376)	(242)
(356)	Taxes	(299)	(240)
(487)	Pension and Health Plan	(453)	(484)
(1.428)	Other	(1.844)	(428)

(6.885)		(6.683)	(4.232)

	Net Financial Expenses
688	Income	669	370
(604)	Expenses	(883)	(1.084)
(677)	Monetary & FX Correction - Assets	(1.870)	(228)
521	Monetary & FX Correction - Liabilities	1.134	498

(72)		(950)	(444)

(6.957)		(7.633)	(4.676)
20	Gains from Investments in Subsidiaries	(84)	(426)

7.408	Operating Profit	7.548	11.140
35	Non-operating Income (Expenses)	27	(93)
(1.901)	Income Tax & Social Contribution	(2.968)	(3.868)
(342)	Minority Interest	(476)	(504)

5.200	Net Income	4.131	6.675

Balance Sheet – Consolidated

Assets	R$ million
	03.31.2007	12.31.2006

Current Assets	59.665	67.219

Cash and Cash Equivalents	20.463	27.829
Accounts Receivable	14.373	14.412
Inventories	15.065	15.941
Recoverable Taxes	7.160	6.826
Other	2.604	2.211

Non-current Assets	147.906	143.319

Long-term Assets	17.255	16.361

Petroleum & Alcohol Account	789	786
Advances to Suppliers	651	707
Marketable Securities	538	410
Deferred Taxes and Social Contribution	6.952	6.399
Advance for Pension Plan Migration	1.277	1.242
Prepaid Expenses	1.950	1.839
Accounts Receivable	1.830	1.776
Judicial Deposits - Legal Matters	1.663	1.750
Other	1.605	1.452

Investments	4.471	4.755
Fixed Assets	118.295	115.341
Intangible	5.628	4.414
Deferred	2.257	2.448

Total Assets	207.571	210.538

Liabilities	R$ million
	03.31.2007	12.31.2006

Current Liabilities	40.541	48.157

Short-term Debt	11.366	12.522
Suppliers	9.546	11.510
Taxes and Social Contribution Payable	9.533	8.413
Project Finance and Joint Ventures	62	34
Pension Fund Obligations	314	415
Dividends	1.582	7.897
Salaries, Benefits and Charges	1.443	1.452
Other	6.695	5.914
Non Current Liabilities	57.234	56.962

Long-term Debt	30.793	31.543
Pension Fund Obligations	3.358	3.048
Health Care Benefits	8.758	8.419
Deferred Taxes and Social Contribution	9.294	9.116
Other	5.031	4.836
Deferred Income	393	413
Minority interest	7.656	7.475
Shareholders’ Equity	101.747	97.531

Capital Stock	48.264	48.264
Reserves	49.352	49.267
Net Income	4.131	-

Total Liabilities	207.571	210.538

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

Statement of Cash Flow - Consolidated

R$ million
		First Quarter

4Q-2006		2007	2006

5.200	Net Income	4.131	6.675
8.044	(+) Adjustments	3.362	3.487

2.765	Depreciation & Amortization	2.411	2.103
532	Charges on Financing and Connected Companies	(676)	(1.078)
342	Minority interest	476	504
(20)	Result of Participation in Material Investments	84	426
486	Foreign Exchange on Fixed Assets	1.749	2.575
1.307	Deferred Income Tax and Social Contribution	106	775
651	Inventory Variation	876	(1.707)
534	Suppliers Variation	(1.895)	1.290
601	Pension and Health Plan Variation	548	604
846	Other	(317)	(2.005)
13.244	(=) Net Cash Generated by Operating Activities	7.493	10.162
(12.061)	(-) Cash used for Cap.Expend.	(7.951)	(6.020)

(5.558)	Investment in E&P	(4.364)	(3.884)
(1.687)	Investment in Refining & Transport	(1.102)	(728)
(1.351)	Investment in Gas and Energy	(704)	(283)
(232)	Project Finance	(104)	(138)
(2.990)	Investment in International Segment	(1.526)	(656)
24	Dividends	86	21
(267)	Other investments	(237)	(352)

1.183	(=) Free cash flow	(458)	4.142
2.127	(-) Cash used in Financing Activities	(6.908)	(4.576)
2.128	Financing	(1.035)	(499)
(1)	Dividends	(5.873)	(4.077)
3.310	(=) Net cash generated in the period	(7.366)	(434)

24.519	Cash at the Beginning of Period	27.829	23.417
27.829	Cash at the End of Period	20.463	22.983

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Value Added – Consolidated

	R$ million
	First Quarter
	2007	2006
Description
Sales of Products and Services and Non-Operating Revenues*	50.687	46.915
Raw Materials Used	(5.576)	(4.988)
Products for Resale	(7.949)	(5.395)
Materials, Energy, Services & Other	(7.124)	(3.167)

Added Value Generated	30.038	33.365

Depreciation & Amortization	(2.411)	(2.103)
Participation in Related Companies, Goodwill & Negative Goodwill	(84)	(426)
Financial Result	669	143
Rent and Royalties	126	149

Total Distributable Added Value	28.338	31.128

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	3.569	2.538

	3.569	2.538

Government Entities
Taxes, Fees and Contributions	13.170	13.758
Government Take	3.468	3.998

	16.638	17.756

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	1.620	858
Rent and Freight Expenses	1.904	2.797

	3.524	3.655

Shareholders
Minority Interest	476	504
Retained Earnings	4.131	6.675

	4.607	7.179

Distributed Added Value	28.338	31.128

* Net of Provisions for Doubtful Debts.

Consolidated Result by Business Area - 1Q-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	16.967	29.690	2.145	10.223	4.671	-	(24.802)	38.894

Intersegments	15.376	8.024	552	182	668	-	(24.802)	-
Third Parties	1.591	21.666	1.593	10.041	4.003	-	-	38.894
Cost of Goods Sold	(7.922)	(25.241)	(1.885)	(9.253)	(3.926)	-	24.598	(23.629)

Gross Profit	9.045	4.449	260	970	745	-	(204)	15.265
Operating Expenses	(970)	(1.239)	(563)	(678)	(899)	(2.373)	39	(6.683)
Sales, General & Administrative	(173)	(892)	(259)	(593)	(384)	(794)	39	(3.056)
Taxes	(12)	(42)	(26)	(49)	(28)	(142)	-	(299)
Exploratory Costs	(216)	-	-	-	(439)	-	-	(655)
Research & Development	(187)	(71)	(40)	(3)	(1)	(74)	-	(376)
Health and Pension Plans	-	-	-	-	-	(453)	-	(453)
Other	(382)	(234)	(238)	(33)	(47)	(910)	-	(1.844)

Operating Profit (Loss)	8.075	3.210	(303)	292	(154)	(2.373)	(165)	8.582
Interest Income (Expenses)	-	-	-	-	-	(950)	-	(950)
Equity Income	-	42	6	(4)	9	(137)	-	(84)
Non-operating Income (Expenses)	(3)	7	3	-	23	(3)	-	27

Income (Loss) Before Taxes and Minority
Interests	8.072	3.259	(294)	288	(122)	(3.463)	(165)	7.575
Income Tax & Social Contribution	(2.744)	(1.094)	102	(99)	(66)	877	56	(2.968)
Minority Interests	(232)	(21)	(122)	-	(71)	(30)	-	(476)

Net Income (Loss)	5.096	2.144	(314)	189	(259)	(2.616)	(109)	4.131

Consolidated Result by Business Area - 1Q-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	18.902	29.144	2.165	9.510	2.779	-	(26.614)	35.886

Intersegments	17.405	7.672	693	144	700	-	(26.614)	-
Third Parties	1.497	21.472	1.472	9.366	2.079	-	-	35.886
Cost of Goods Sold	(7.953)	(25.318)	(1.709)	(8.596)	(1.761)	-	25.693	(19.644)

Gross Profit	10.949	3.826	456	914	1.018	-	(921)	16.242
Operating Expenses	(426)	(813)	(406)	(669)	(521)	(1.472)	75	(4.232)
Sales, General & Administrative	(219)	(692)	(208)	(582)	(268)	(604)	45	(2.528)
Taxes	(17)	(34)	(15)	(42)	(29)	(103)	-	(240)
Exploratory Costs	(106)	-	-	-	(204)	-	-	(310)
Research & Development	(91)	(46)	(15)	(2)	(2)	(86)	-	(242)
Health and Pension Plan	-	-	-	-	-	(484)	-	(484)
Other	7	(41)	(168)	(43)	(18)	(195)	30	(428)

Operating Profit (Loss)	10.523	3.013	50	245	497	(1.472)	(846)	12.010
Interest Income (Expenses)	-	-	-	-	-	(444)	-	(444)
Equity Income	-	37	(22)	-	16	(457)	-	(426)
Non-operating Income (Expense)	(87)	(4)	(1)	2	(3)	-	-	(93)

Income (Loss) Before Taxes and Minority
Interests	10.436	3.046	27	247	510	(2.373)	(846)	11.047
Income Tax & Social Contribution	(3.549)	(1.023)	(17)	(84)	(163)	680	288	(3.868)
Minority Interests	(113)	(23)	(88)	-	(111)	(169)	-	(504)

Net Income (Loss)	6.774	2.000	(78)	163	236	(1.862)	(558)	6.675

EBITDA(1) Consolidated Statement by Business Area - 1Q-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit (Loss)	8.075	3.210	(303)	292	(154)	(2.373)	(165)	8.582
Depreciation & Amortization	1.367	391	199	72	287	95	-	2.411

EBITDA (1)	9.442	3.601	(104)	364	133	(2.278)	(165)	10.993

(1) Operating income before the financial results and equity income + depreciation /amortization.

Statement of Other Operating Revenues (Expenses) - 1Q-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(11)	(40)	(8)	(632)	-	(1.040)
Institutional relations and cultural projects	(21)	(15)	-	(7)	-	(247)	-	(290)
Operating expenses with thermoelectric	-	-	(205)	-	-	-	-	(205)
Unscheduled stoppages at installations and production equipment	(19)	(41)	-	-	-	-	-	(60)

Contractual losses from ship-or-pay transport services	-	-	-	-	(15)	-	-	(15)
Losses and Contingencies related to Legal Proceedings	(6)	(12)	-	1	(2)	9	-	(10)
Result from hedge operations	-	15	-	-	-	-	-	15
Other	(116)	(52)	(22)	13	(22)	(40)	-	(239)

	(382)	(234)	(238)	(33)	(47)	(910)	-	(1.844)

Statement of Other Operating Revenues (Expenses) - 1Q-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(9)	-	(14)	-	(182)	-	(205)
Operating expenses with thermoelectric	-	-	(196)	-	-	-	-	(196)
Unscheduled stoppages at installations and production equipment	(5)	(29)	-	-	-	-	-	(34)

Contractual losses from ship-or-pay transport services	-	-	-	-	(30)	-	-	(30)
Losses and Contingencies related to Legal Proceedings	(8)	(11)	-	(2)	(1)	(9)	-	(31)
Result from hedge operations	-	(12)	39	-	-	-	-	27
Other	20	20	(11)	(27)	13	(4)	30	41

	7	(41)	(168)	(43)	(18)	(195)	30	(428)

Consolidated Assets by Business Area - 03.31.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	79.698	43.897	22.230	8.048	24.434	37.570	(8.306)	207.571

CURRENT ASSETS	6.918	20.910	2.922	4.307	5.692	26.659	(7.743)	59.665

CASH AND CASH EQUIVALENTS	-	-	-	-	-	20.463	-	20.463
OTHER	6.918	20.910	2.922	4.307	5.692	6.196	(7.743)	39.202
NON-CURRENT ASSETS	72.780	22.987	19.308	3.741	18.742	10.911	(563)	147.906

LONG-TERM ASSETS	4.567	1.102	2.057	685	1.323	8.080	(559)	17.255
PROPERTY, PLANTS AND EQUIPMENT	65.338	20.655	16.223	2.630	11.877	1.576	(4)	118.295
OTHER	2.875	1.230	1.028	426	5.542	1.255	-	12.356

Consolidated Assets by Business Area - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	77.642	42.917	21.951	7.814	23.713	43.926	(7.425)	210.538

CURRENT ASSETS	6.892	20.852	2.965	4.176	5.429	33.812	(6.907)	67.219

CASH AND CASH EQUIVALENTS	-	-	-	-	-	27.829	-	27.829
OTHER	6.892	20.852	2.965	4.176	5.429	5.983	(6.907)	39.390
NON-CURRENT ASSETS	70.750	22.065	18.986	3.638	18.284	10.114	(518)	143.319

LONG-TERM ASSETS	4.464	1.102	2.201	596	1.023	7.493	(518)	16.361
PROPERTY, PLANTS AND EQUIPMENT	63.173	19.924	15.720	2.599	12.533	1.392	-	115.341
OTHER	3.113	1.039	1.065	443	4.728	1.229	-	11.617

Consolidated Results – International Business Area - 1Q-2007

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA
ASSETS (03.31.2007)	17.221	5.034	4.565	749	2.155	(5.290)	24.434

Income Statement
Net Operating Revenues	1.211	2.974	634	889	16	(1.053)	4.671

Intersegments	914	706	99	2	-	(1.053)	668
Third Parties	297	2.268	535	887	16	-	4.003
Operating Profit (Loss)	(153)	(74)	195	21	(168)	25	(154)
Net Income (Loss)	(239)	(38)	144	17	(168)	25	(259)

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA
ASSETS (12.31.2006)	16.351	4.967	4.483	749	2.072	(4.909)	23.713

Income Statement (03.31.2006)
Net Operating Revenues	1.345	1.309	622	582	1	(1.080)	2.779

Intersegments	869	798	109	4	-	(1.080)	700
Third Parties	476	511	513	578	1	-	2.079
Operating Profit (Loss)	414	45	140	(37)	(124)	59	497
Net Income (Loss)	198	22	79	(15)	(86)	38	236

PETROBRAS SYSTEM	Appendices

1. Petroleum and Alcohol Accounts – STN

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras has already submitted all the information required by the National Treasury (STN) and is in discussion with the latter institution in order to reconcile the differences between the parties.

The account balance of R$ 789 million (R$ 786 million on December 31, 2006) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes or a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 12,282 million on March 31, 2007.

R$ million
		First Quarter

4Q-2006		2007	2006	Δ%

	Economic Contribution - Country
4.447	Value Added Tax (ICMS)	4.132	4.085	1
2.033	CIDE (1)	1.853	1.847	-
2.914	PASEP/COFINS	2.749	3.420	(20)
1.880	Income Tax & Social Contribution	2.892	2.973	(3)
644	Other	656	590	11

11.918	Subtotal	12.282	12.915	(5)

923	Economic Contribution - Foreign	888	843	5

12.841	Total	13.170	13.758	(4)

(1) CIDE – CONTRIBUTION FOR INTERVENTION IN THE ECONOMIC DOMAIN.

3. Government Participations

R$ million
		First Quarter

4Q - 2006		2007	2006	Δ%

	Country
1.842	Royalties	1.627	1.758	(7)
2.008	Special Participation	1.509	2.000	(25)
26	Surface Rental Fees	32	24	33

3.876	Subtotal Country	3.169	3.782	(16)

312	Foreign	299	216	39

4.188	Total	3.468	3.998	(13)

Government participation in Brazil declined by 16% in relation to 1Q-2006, due to the 12% decrease in the reference price for local oil, which averaged R$ 98.40 (US$ 46.72), versus R$ 111.80 (US$ 50.93) in 1Q-2006, reflecting the lower average Brent price on the international market, as well as the lower tax rate bracket use to calculate Special Participation, especially in relation to the Marlim and Marlim Sul fields due to the natural decline in production, as well as the scheduled maintenance stoppage in the P-37 (Marlim) platform in January 2007.

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of March 31, 2007	103.718	4.336
. Profit in the sales of products in affiliated inventories	(321)	(321)
. Reversal of profits on inventory in previous years	-	438
. Capitalized interest	(780)	(47)
. Absorption of negative net worth in affiliated companies *	(267)	(187)
. Other eliminations	(603)	(88)

. According to consolidated information as of March 31, 2007	101.747	4.131

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on March 31, 2007, generating a reconciling item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

Nominal Change
		First Quarter

4Q-2006		2007	2006

20,15%	Petrobras ON	-5,05%	12,83%
22,69%	Petrobras PN	-7,35%	15,94%
22,86%	ADR- Nível III - ON	-3,38%	21,61%
23,94%	ADR- Nível III - PN	-3,68%	24,05%
22,01%	IBOVESPA	2,99%	13,44%
6,71%	DOW JONES	-0,87%	3,66%
6,95%	NASDAQ	0,26%	6,10%

Petrobras’ shares had a book value of R$ 23, 64 per share on March 31, 2007.

6. Dividends and Interest on Equity

The allowance for dividends in the financial statements on December 31, 2006, in the amount of R$ 7,897 million, corresponding to R$ 1.80 (one Real and eighty cents of a Real) per common share and preferred share, includes the installments of interest on capital, the first of which having been approved by the Board of Directors on October 20, 2006 and paid to shareholders on January 4, 2007, in the amount of R$ 4,387 million, corresponding to R$ 1.00 per common and preferred share, based on shareholders’ positions on October 31, 2006, monetarily restated as of December 31, 2006 according to the Selic interest rate. The second installment, approved by the Board of Directors on December 15, 2006, was paid on March 30, 2007, based on shareholders’ positions on December 28, 2006, in the amount of R$ 1,974 million, corresponding to R$ 0.45 per common and preferred share, with monetary restatement of R$ 0.0137 by the Selic interest rate for the period between December 31, 2006 and March 30, 2007. Interest on capital is subject to withholding income tax of 15%, except for shareholders who are exempt from said tax pursuant to Law 9.249/95. A total of R$ 1,535 million will be paid as dividends, equivalent to R$ 0.35 per common and preferred share, as approved by the Board of Directors on February 12, 2007 and ratified by the General Shareholders Meeting of February 12, 2007, based on shareholders’ positions on April 2, 2007.

7. Foreign Exchange Exposure

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million
	03.31.2007	12.31.2006

Current Assets	21.796	25.537

Cash and Cash Equivalents	9.732	13.494
Other Current Assets	12.064	12.043

Non-current Assets	31.701	38.008

Long-term Assets	4.018	5.264
Investments	1.254	941
Property, plant and equipment	23.186	29.338
Intangible	2.613	1.446
Deferred	630	1.019

Total Assets	53.497	63.545

Liabilities	R$ million
	03.31.2007	12.31.2006

Current Liabilities	15.656	18.286

Short-term Debt	7.415	8.948
Suppliers	4.920	5.732
Other Current Liabilities	3.321	3.606
Long-term Liabilities	23.904	26.367

Long-term Debt	22.976	23.647
Other Long-term Liabilities	928	2.720

Total Liabilities	39.560	44.653

Net Assets (Liabilities) in Reais	13.937	18.892

(+) Investment Funds - Exchange	1.745	3.644
(-) FINAME Loans - dollar-indexed reais	487	553

Net Assets (Liabilities) in Reais	15.195	21.983

Net Assets (Liabilities) in Dollar	7.411	10.282

Exchange rate (*)	2,0504	2,1380

(*) US dollars are converted into Reais at the dollar sell price at the close of the period.

PETROBRAS SYSTEM	Demonstrações Contábeis

Income Statement – Parent Company

R$ million
		First Quarter

4Q-2006		2007	2006

41.709	Gross Operating Revenues	37.986	37.920
(11.118)	Sales Deductions	(10.118)	(9.809)

30.591	Net Operating Revenues	27.868	28.111
(18.270)	Cost of Products Sold	(15.233)	(14.025)

12.321	Gross Profit	12.635	14.086
	Operating Expenses
(1.318)	Sales	(1.257)	(1.163)
(1.135)	General & Administrative	(1.136)	(832)
(412)	Exploratory Costs	(216)	(106)
(40)	Impairment	-	-
(470)	Research & Development	(373)	(240)
(199)	Taxes	(155)	(116)
(456)	Benefit expenses	(424)	(456)
(1.198)	Other	(1.745)	(484)

(5.228)		(5.306)	(3.397)

	Net Financial Expense
970	Income	971	302
(567)	Expense	(588)	(489)
(628)	Monetary & Foreign Exchange Variation - Assets	(2.112)	(2.463)
375	Monetary & Foreign Exchange Variation - Liabilities	1.140	1.971

150		(589)	(679)

(5.078)		(5.895)	(4.076)
(155)	Equity Results	52	343

7.088	Operating Income	6.792	10.353
(27)	Non-operating Income (Expense)	(1)	(85)
(1.824)	Income Tax & Social Contribution	(2.455)	(3.354)

5.237	Net Income (Loss)	4.336	6.914

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	03.31.2007	12.31.2006

Current Assets	43.379	49.443

Cash and Cash Equivalents	13.139	20.099
Accounts Receivable	11.175	10.376
Inventories	12.282	12.969
Dividends Receivable	579	777
Deferred Taxes & Social Contribution	4.942	4.382
Other	1.262	840
Non-current assets	137.298	130.171

Long-term Assets	49.216	45.185

Petroleum & Alcohol Account	789	786
Subsidiaries and affiliated companies	37.515	34.283
Ventures under Negotiation	1.007	928
Advances to Suppliers	514	564
Advance for Pension Plan Migration	1.277	1.242
Deferred Taxes and Social Contribution	4.335	3.763
Judicial Deposits	1.358	1.438
Antecipated Expenses	966	819
Others	1.455	1.362
Investments	23.167	22.777

Property, plant and equipment	61.517	58.682

Intangible	2.825	2.779

Deferred	573	748

Total Assets	180.667	179.614

Liabilities	R$ million
	03.31.2007	12.31.2006

Current Liabilities	47.022	50.797

Short-term Debt	1.281	1.279
Suppliers	29.278	28.900
Taxes & Social Contribution Payable	8.087	6.855
Dividends / Interest on Own Capital	1.582	7.897
Project Finance and Joint Ventures	1.551	1.565
Pension fund obligations	294	392
Clients Anticipation	1.751	1.120
Other	3.198	2.789
Long-term Liabilities	29.937	29.435

Long-term Debt	4.820	5.094
Subsidiaries and affiliated companies	2.599	2.507
Pension plan	3.051	2.777
Health Care Benefits	8.085	7.769
Deferred Taxes & Social Contribution	7.635	7.522
Other	3.747	3.766
Shareholders' Equity	103.718	99.382

Capital	48.264	48.264
Capital Reserves	51.118	25.055
Net Income	4.336	26.063

Total liabilities	180.667	179.614

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

Statement of Cash Flow – Parent Company

R$ million
		First Quarter

4Q-2006		2007	2006

5.237	Net Income (Loss)	4.336	6.914
2.715	(+) Adjustments	3.384	1.919

1.361	Depreciation & Amortization	1.260	943
(4)	Oil and Alcohol Accounts	(3)	(4)
596	Oil and Oil Products Supply - Foreign	159	1.207
79	Charges on Financing and Affiliated Companies	784	1.055
683	Other Adjustments	1.184	(1.282)
7.952	(=) Net Cash Generated by Operating Activities	7.720	8.833
(5.201)	(-) Cash used for Cap.Expend.	(4.634)	(3.841)

(2.848)	Investment in E&P	(3.112)	(2.947)
(1.874)	Investment in Refining & Transport	(1.015)	(545)
(230)	Investment in Gas and Energy	(298)	(136)
(100)	Structured Projects Net of Advance	(94)	(153)
6	Dividends	36	171
(155)	Other Investments	(151)	(231)

(2.751)	(=) Free Cash Flow	3.086	4.992
(203)	(-) Cash used in Financing Activities	(10.046)	(4.576)
(2.548)	(=) Cash Generated in the Period	(6.960)	416

17.551	Cash at the Beginning of Period	20.099	17.482
20.099	Cash at the End of Period	13.139	17.898

Statement of Value Added - Parent Company

	R$ million
	First Quarter
	2007	2006
Description
Sale of products and services and non operating income*	38.320	38.104
Raw Materials Used	(2.824)	(3.622)
Products for Resale	(1.889)	(2.217)
Materials, Energy, Services & Others	(6.043)	(2.577)

Added Value Generated	27.564	29.688

Depreciation & Amortization	(1.260)	(943)
Participation in subsidiaries, goodwill / discount amortization	52	343
Financial Income	491	(167)
Rent and royalties	98	97

Total Distributable Added Value	26.945	29.018

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	2.974	2.020

	2.974	2.020

Government Entities
Taxes, Fees and Contributions	13.093	12.954
Government Participation	3.169	3.782
Deferred Income Tax & Social Contribution	36	726

	16.298	17.462

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	1.081	511
Rent and Freight Expenses	2.256	2.111

	3.337	2.622

Shareholders
Net Income	4.336	6.914

	4.336	6.914

Value Added distributed	26.945	29.018

* Net of Provisions for Doubtful Debts.

PETROBRAS

PETROBRAS SYSTEM

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.